QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2017 AND 2016

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Readers

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company’s auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited – Expressed in Canadian Dollars)

	October 31	July 31
	2017	2017

ASSETS

Current assets
Cash and cash equivalents	$129,129	$225,910
Amounts receivable and other assets (note 3)	34,640	6,242
	163,769	232,152

Mineral property interests (note 4)	1	1

Total assets	$163,770	$232,153

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities
Amounts payable and other liabilities (note 6)	$2,436	$1,323
Due to a related party (note 8)	$3,326,569	3,297,165
Total liabilities	3,329,005	3,298,488

Shareholders’ deficiency
Share capital (note 5(a))	26,090,118	26,090,118
Reserves	592,011	592,011
Accumulated deficit	(29,847,364)	(29,748,464)
Total shareholders’ deficiency	(3,165,235)	(3,066,335)

Total liabilities and shareholders’ deficiency	$163,770	$232,153

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited – Expressed in Canadian Dollars)

	Three months ended October 31
	2017	2016
Expenses
General and administration	99,145	67,496
Legal, accounting and audit	17,182	20,095
Office and miscellaneous	73,696	41,216
Regulatory, trust and filing	8,267	6,185

Operating expenses	(99,145)	(67,496)

Interest income	661	661
Foreign exchange loss	(416)	(845)
Income (loss) and comprehensive income (loss) for the period	$(98,900)	$(67,680)

Basic and diluted income (loss) per common share	$–	$–

Weighted average number of common shares outstanding (basic and dilutive)	29,299,513	29,299,513

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Condensed Interim Statement of Changes in Shareholders’ Deficiency

(Unaudited – Expressed in Canadian Dollars)

	Share Capital		Reserves
	Number of shares	Amount	Equity-settled share-based payments	Accumulated deficit	Total shareholders’ deficiency
Balance at August 1, 2016	29,299,513	$26,090,118	592,011	(29,548,511)	(2,866,382)
Loss for the period	–	–	–	(67,680)	(67,680)
Balance at October 31, 2016	29,299,513	26,090,118	592,011	(29,616,191)	(2,934,062)

Balance at August 1, 2017	29,299,513	$26,090,118	592,011	(29,748,464)	(3,066,335)
Loss for the period	–	–	–	(98,900)	(98,900)
Balance at October 31, 2017	29,299,513	26,090,118	592,011	(29,847,364)	(3,165,235)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Expressed in Canadian Dollars)

	Three months ended October 31
	2017	2016
Cash flows from operating activities:
Loss for the period	$(98,900)	$(67,680)
Adjusted for:
Interest income	(661)	(661)
Changes in non-cash working capital items:
Amounts receivable and other assets - current	(28,398)	23,454
Amounts payable and other liabilities	1,113	1,653
Due to a related party	29,404	32,826
Net cash used in operating activities	(97,442)	(10,408)

Cash flows from investing activities:
Interest received	661	661
Net cash provided by investing activities	661	661

Cash flows from financing activities:
Net cash used in financing activities	–	–

Increase (decrease) in cash and cash equivalents	(96,781)	(56,655)
Cash and cash equivalents, beginning of period	225,910	306,398
Cash and cash equivalents, end of period	$129,129	$249,743

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended October 31, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

1.	Nature and Continuance of Operations

Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company’s corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These condensed interim consolidated financial statements (the “Financial Statements”) of the Company as at and for three months ended October 31, 2017 include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the “Company”). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at October 31, 2017, the Company had cash of $129,129, a working capital deficit, and negative net assets. The Company’s continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration and development of these new projects, the ability to obtain the necessary permits to mine new projects and the future profitable production of any mine. General market conditions for junior exploration companies have resulted in depressed equity prices. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Substantially all of the Company’s liabilities at October 31, 2017 were payable to Hunter Dickinson Services Inc. (“HDSI”), a related party with whom the Company has reached a debt settlement agreement (note 7(b)).

Additional debt or equity financing will be required to fund acquisition and exploration of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds are through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards (“IFRS”) for annual financial statements.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended October 31, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements that are filed on the Company’s profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2017. Results for the period ended October 31, 2017 are not necessarily indicative of future results.

Issuance of these Financial Statements was authorized by the Company’s Board of Directors on December 6, 2017.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2017.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated upon consolidation.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended October 31, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

At October 31, 2017 and July 31, 2017, the Company held an ownership interest in the following subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
QZMG Resources Ltd.	Nevada	100%	Holding company
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Changes in accounting policies and new accounting pronouncements

New standards and interpretations issued by IASB, or modification of existing standards, applicable during the current period do not have material impact on these Financial Statements.

3.	Amounts Receivable and Other Assets

	October 31, 2017	July 31, 2017
Current:
Sales tax receivable	$3,102	$1,191
Prepaid insurance	31,538	5,051
Total	$34,640	$6,242

4.	Mineral Property Interests

	October 31, 2017	July 31, 2017
Angel’s Camp royalty	$1	$1

Angel’s Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel’s Camp property located in Lake County, Oregon. The royalty has been recorded at a nominal amount of $1.

5.	Capital and Reserves

(a)	Authorized share capital

At October 31, 2017, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended October 31, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

No preferred shares have been issued to date. All issued common shares are fully paid.

6.	Amounts Payable and Other Liabilities

	October 31, 2017	July 31, 2017
Amounts payable	$2,436	$1,323

7.	Related Party Balances and Transactions

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months ended October 31
	2017	2016
Short-term employee benefits, including salaries and directors fees	$11,500	$11,345

Short-term employee benefits include salaries, director’s fees and amounts paid to HDSI (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

The Company’s management believes that Hunter Dickinson Services Inc. (“HDSI”), a private entity, has the power to participate in the financial or operating policies of the Company. Robert Dickinson and Ronald Thiessen are directors of both the Company and HDSI. Michael Lee and Trevor Thomas are officers of the Company and are employees of HDSI.

Pursuant to a management agreement between the Company and HDSI, dated July 2, 2010, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. These services are provided based on annually set rates. HDSI also incurs third party costs on behalf of the Company on full-cost recovery basis.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended October 31, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

Transactions with HDSI parties were as follows:

	Three months ended October 31
	2017	2016
Services received based on management services agreement	$27,162	$27,743
Reimbursement of third party expenses paid	19,725	15,729

Outstanding balances were as follows:

	October 31, 2017	July 31, 2017
Balance payable to HDSI	$3,326,569	$3,297,165

In January 2016, the Company and HDSI reached an agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

●	make a cash payment of $180,207 to HDSI; and
●	issue 6 million shares to HDSI.

Completion of the settlement agreement with HDSI has been deferred and will occur at a mutually agreed date.

8.	Employee Salaries and Benefit Expenses

The amount of employees’ salaries and benefits during the three months ended October 31, 2017 was $27,162 (2016 – $27,743).

9.	Operating Segments

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.